EXHIBIT 99.1

Yamana Gold Announces Government-Authorized Resumption of Operations at Canadian Malartic

TORONTO, April 14, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) hereby announces that the Canadian Malartic mine will resume operations starting on April 15, 2020, following the Government of Quebec’s decision to authorize the resumption of mining activities.

Canadian Malartic, a 50-50 joint venture between Yamana and Agnico Eagle Mines Ltd., entered care and maintenance on March 24, 2020, in response to government restrictions related to COVID-19 that required mining companies to minimize operational activities. During this period, Canadian Malartic developed a robust plan of hygiene and preventative measures to ensure the health and safety of its employees, families, and communities.

The Quebec Government’s decision to allow for resumption of mining operations was based on the industry’s implementation of best practices in public health, including strict social distancing protocols that fully comply with the Quebec Department of Public Health and the province’s Committee on Standards, Equity, and Occupational Safety (CNESST). The government’s decision also recognized the importance of mining in the supply of metals contained in many products essential to daily life, including medical devices used in the fight against COVID-19.

The resumption of mining activity will occur over a period of several weeks with full attention to the health and safety of returning employees, contractors, and suppliers. These precautionary measures comply with the recommendations of the Department of Public Health and CNESST and include enhanced screening of all individuals entering the mine, including temperature checks; mandatory social distancing; enhanced sanitization and disinfecting; and preparedness planning in the event of a suspected or confirmed case of COVID-19.

There are currently no suspected or confirmed cases of COVID-19 at any of Yamana’s operations.

Yamana is scheduled to report its first quarter results on April 30, 2020.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance including guidance and liquidity and the impact of the coronavirus.  Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on guidance, liquidity, cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.